Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 29, 2016

Exhibit 99.1

pressrelease

FOR IMMEDIATE RELEASE:

March 29, 2016

DIEBOLD CONFIRMS RESULTS OF INITIAL TAKEOVER OFFER FOR WINCOR NIXDORF SHARES

•	Diebold reached 68.9 percent of Wincor Nixdorf shares for purposes of satisfying the minimum tender condition

•	Additional acceptance period to begin on March 30th, and to expire on April 12th

•	Transaction close targeted for summer 2016

NORTH CANTON, Ohio – Diebold, Incorporated (NYSE:DBD), a global leader in providing self-service delivery, services and software primarily to the financial industry, today confirmed the results of its initial takeover offer for Wincor Nixdorf, receiving 68.9% of Wincor Nixdorf shares for purposes of satisfying the minimum tender condition as of March 29. The offer remains subject to regulatory approval and is targeted to close in the summer of 2016.

“We are excited to have successfully completed our takeover offer for outstanding shares of Wincor Nixdorf, enabling our shared vision of a truly global services-led, software-enabled company,” said Andy W. Mattes, Diebold president and chief executive officer. “With this milestone achieved, we look forward to completing this transaction and integrating the two businesses, after the appropriate regulatory approvals have been obtained. We are receiving very positive reaction from our customers, who feel the combination will bring unique, added- value to the self-service industry. By leveraging innovative solutions and talent from both organizations, we will have the scale, strength and flexibility to successfully expand in Europe and other key markets while helping our customers through their own business transformation.”

By the end of the acceptance period, 22,544,692 Wincor Nixdorf shares had been tendered; in addition, 262,279 voting proxies counting towards the minimum acceptance threshold had been issued to Diebold by the end of the acceptance period. Together, the number of shares and voting proxies represent approximately 68.9% of the share capital and voting rights in Wincor Nixdorf (including treasury shares).

According to the German Securities Acquisition and Takeover Act (WpÜG), shareholders of Wincor Nixdorf who have not tendered their shares can still accept the offer by tendering their shares during the additional acceptance period, which will begin on March 30, 2016 and end on April 12, 2016 at midnight (Central European Summer Time). Diebold will disclose a final figure of shares tendered following the expiration of the additional acceptance period. Additional information is available at http://www.diebold.com/DieboldWincor.

Diebold Contacts

Media Relations

Mike Jacobsen, APR

+1 330 490 3796

michael.jacobsen@diebold.com

Felix Morlock, Brunswick Group (Germany)

+49 69 2400 5510

fmorlock@brunswickgroup.com

Cindy Leggett-Flynn, Brunswick Group (U.S.)

+1 212 333 3810

clf@brunswickgroup.com

Investor Relations Steve Virostek +1 330 490 6319 stephen.virostek@diebold.com

About Diebold

Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money - bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 15,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at www.diebold.com or on Twitter: http://twitter.com/DieboldInc.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the additional acceptance period will begin on March 30, 2016 and end on April 12, 2016 at midnight (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BaFin OR PUBLISHED AT DIEBOLD’S WEBSITE at www.diebold.com UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

###

Exhibit 99.2

Email from CEO Andy Mattes to Diebold Customers

SUBJECT: A Message From Andy Mattes, CEO | Diebold

Today, we successfully completed our takeover offer for the outstanding shares of Wincor Nixdorf, the next step in creating a leading self-service company for financial and retail markets. This is a historic moment for all of us. It represents the confidence Wincor Nixdorf shareholders and investors at large have not only in the combination, but in the future of our industry.

Both Diebold and Wincor Nixdorf are recognized for their excellence in the industry, and we will bring together the best of both worlds. We have been focused on creating a truly global services-led, software-enabled company, and once we have completed our deal we will be increasing our momentum down this path. We have already received regulatory approval from a number of countries, including the United States, and are targeting completion of the transaction this summer.

During this exciting time, our relationship with you will strengthen on a global scale, and we will merge the best and brightest minds to deliver exceptional solutions to support your branch transformation, digital banking, mobile payments and retail automation initiatives.

This video, which I shared when we announced our deal in November, outlines more of what you can expect from the combined Diebold Nixdorf.

We are proud that we have earned your trust and are committed to doing everything we can to improve and grow your business. We will continue to keep you informed throughout the process.

This combination will come at an exciting and transformative time in our industry, and I am confident that as one company, Diebold Nixdorf will be able to do even more for you to meet your evolving needs.

Regards,

Andy Mattes

President and Chief Executive Officer

Diebold, Incorporated

Exhibit 99.3

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	Our historic transformation takes the next step:
http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/714788616501903360]

Tweet 2:	We’re one step closer to becoming a leading global self-service company:
http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/714819907951599616]

Tweet 3:	Announcement: We have successfully completed the initial share tender period:
http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/714829622651715586]

Tweet 4:	A milestone achieved: http://dbdinc.co/1HhohL6 Important info:
http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Tweet 5:	#Diebold and #WincorNixdorf initial share tender period ends successfully:
http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Exhibit 99.4

Diebold – Social Media Communications, LinkedIn

The following communication was made available by a post on LinkedIn:

With the successful completion of the initial share tender period for Diebold’s takeover offer for shares of Wincor Nixdorf, Diebold is poised to enter the next phase of our transformation into a leading global self-service company for the financial and retail markets. http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6120567418067652608]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and a statutory additional acceptance period will begin on March 30, 2016, and end on April 12, 2016, 24:00 hours (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.